Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

April 2, 2019

Item 3News Release

The news release was disseminated on April 2, 2019 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announces that it has granted stock options to purchase up to 615,000 common shares of the Company pursuant to its Stock Option Plan.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announces that it has granted stock options to purchase up to 615,000 common shares of the Company pursuant to its Stock Option Plan.

The stock options were granted to various directors and officers of the Company.  Each option is exercisable for a period of five years at an exercise price of $0.06 per common share, subject to regulatory regulations.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-687-2038

Facsimile:604-687-3141

Item 9Date of Report

April 2, 2019